UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67688 /August 20, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14733

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
BEICANG IRON & STEEL, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT
	:	

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Findings of Fact

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on February 2, 2012. The hearing scheduled for February 27, 2012, and telephonic prehearing conferences scheduled for May 24, 2012, July 2, 2012, and July 16, 2012, were all postponed because Beicang Iron & Steel, Inc. (Beicang), had not been served with the OIP.

On August 6, 2012, the Division of Enforcement (Division) filed a Declaration to Assist Secretary with Maintaining Record of Service (Declaration). The Declaration contains a sworn statement by Division counsel that Beicang was served with the OIP, pursuant to the Hague Convention for service abroad of judicial and extrajudicial documents, on April 26, 2012, at 8/F Beicang Building, 76 Jianshe North Road, Taiyuan City, Shanxi Province, People's Republic of China 030013. This address was on the company's last filing with the Commission, a Form 10-Q for the quarter ended September 30, 2007, filed on November 26, 2007. Attached to the Declaration is the original proof of service from the Shanxi Province Higher People's Court, an English translation of the proof of service, and a Certificate of Accuracy from Legal Interpreting Services, dated August 2, 2012, that the translation is a true and complete rendition of the Chinese document.

The OIP required that Beicang file an Answer to the allegations in the OIP within ten days of the April 26, 2012, service of the OIP. OIP at 2; 17 C.F.R §§ 201.160, .220(b). At a prehearing conference on August 15, 2012, the Division stated that it had not received any communications from the company. I find Beicang in Default because it has not filed an Answer, it did not appear at a prehearing conference on August 15, 2012, and it has not otherwise defended the proceeding. See 17 C.F.R §§ 201.155(a), .220(f), .221(f). I also find the allegations in the OIP as modified below to be true. See 17 C.F.R § 201.155(a).

Beicang, Central Index Key No. 763245, is a Nevada corporation located in Taiyuan City, Shanxi Province, China, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Beicang is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on November 26, 2007, for the period ended September 30, 2007. As of November 17, 2011, the common stock of Beicang was quoted on OTC Link operated by OTC Markets Group, Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Beicang has not responded to a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Beicang is delinquent in its periodic filings with the Commission, having repeatedly failed to meet its obligations to file timely periodic reports. Thus, Beicang has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Beicang's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Beicang Iron & Steel, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge